# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BayFirst Financial Corp., CIK 0001649739
CUSIP: 07279B104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 700 CENTRAL AVENUE, SUITE 102, ST PETERSBURG, Florida (FL), 33701
Date of event which requires filing of this statement: 05/12/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002136098

## Reporting persons
- INTERPLUS RE Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); sole voting power 220,000; shared voting power 0; sole dispositive power 220,000; shared dispositive power 0; aggregate amount beneficially owned 220,000 (5.4% of the class)

## Item 1. Issuer
Name of issuer: BayFirst Financial Corp.
Address of issuer's principal executive offices: 700 CENTRAL AVENUE, SUITE 102, ST PETERSBURG, FLORIDA, 33701.

## Item 2. Person Filing
Name of person filing: INTERPLUS RE LIMITED
Address of principal business office or, if none, residence: 1st Floor, Limegrove Centre, Holetown, St James, Barbados
Citizenship: Barbados

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 220000
Percent of class: 5.355%
Sole power to vote or to direct the vote: 220000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 220000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- INTERPLUS RE Ltd: EDUARDO JOSE RIVADENEIRA LOPEZ, DIRECTOR (05/20/2026)